UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2024

Commission File Number 000-29962

Kazia Therapeutics Limited

(Translation of registrant’s name into English)

Three International Towers Level 24 300 Barangaroo Avenue Sydney NSW 2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On February 21, 2024, Kazia Therapeutics Limited (the “Company”) issued a press release titled “Kazia Therapeutics Reports Early Conclusion of Clinical Trial After Reaching Primary Endpoint,” announcing the early conclusion based on positive safety and promising clinical response findings observed to date of an important two-part Phase I trial. This investigator-initiated trial evaluated the use of paxalisib (an oral PI3K/mTOR dual inhibitor) with radiation therapy for the treatment of patients with PI3K pathway mutation brain metastases from solid tumors.

Part I of the study established the maximal tolerated dose (MTD) of paxalisib in combination with radiation therapy, while also demonstrating promising signs of clinical activity in all nine evaluable patients. Part II was a follow-on expansion cohort to further evaluate safety and efficacy of the MTD (45mg daily) combined with radiation therapy in up to 12 additional patients.

After reviewing the Part II patient data generated to date, the three lead investigators have determined that the primary endpoint of the study has been reached. In addition, the investigators continued to observe encouraging signs of clinical response in patients in the expansion cohort. Detailed findings from Part II of this study are slated for submission and presentation at a forthcoming global scientific meeting, where they will contribute to the ongoing conversation about treatment options for patients with these complex brain metastases.

Last year, paxalisib was awarded Fast Track Designation (FTD) on the basis of the Part I clinical data by the United States Food and Drug Administration (FDA) for the treatment of solid tumor brain metastases harboring PI3K pathway mutations in combination with radiation therapy.

Approximately 200,000 cancer patients develop brain metastases in the United States each year. Radiotherapy is the mainstay of treatment for brain metastases, and generally consists of either stereotactic radiosurgery (SRS) or whole brain radiotherapy (WBRT) or some combination thereof. The efficacy in patients who receive WBRT differs according to the type of tumor and the number and volume of brain metastases, but several recent publications cite overall response rates of 20-45%. The increasing incidence of brain metastasis and the low response rates to existing treatments underscores the need for new treatment options.

A copy of this release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

The Company hereby incorporates by reference the information contained herein, excluding Exhibit 99.1, into the Company’s registration statements on Form F-3 (File No. 333-259224 and 333-276091).

EXHIBIT LIST

Exhibit	Description

99.1	Press Release of Kazia Therapeutics Limited dated February 21, 2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kazia Therapeutics Limited (Registrant)

/s/ John Friend
John Friend
Chief Executive Officer

Date: 21 February 2024